MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Third Quarter Fiscal 2009 Financial Results

Vancouver, BC, CANADA – March 17, 2009 – MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three and nine months ended January 31, 2009 and provides a corporate update on its programs and other matters.

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): On March 12, 2009, Cadence Pharmaceuticals, Inc. ("Cadence"), our development and commercialization partner, announced top-line results from their Phase III Central Line Infection Reduction Study (“CLIRS”) for OmigardTM. The CLIRS results did not meet the primary endpoint of the study though certain secondary endpoints of the study were met. Upon evaluation of the CLIRS results, Cadence announced its strategic decision to discontinue further development of OmigardTM. We will be reviewing and assessing the next steps for the OmigardTM program as further information becomes available.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences (“Cutanea”), our development and commercialization partner for CLS001, is currently in discussions with potential co-development partners to provide financing for its development program. Preparations for the initiation of Phase III clinical studies in the second half of calendar 2009 and the initiation of a dermal carcinogenicity study in the first quarter of calendar 2009 have been put on hold while discussions with potential partners are underway.

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): On January 27, 2009 we entered into an exclusive option agreement with United Therapeutics Corporation (“UTC”) in respect of celgosivir. Pursuant to the option agreement, we are conducting certain specified preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC is funding the cost of this work as well as certain other costs of the celgosivir program. Upon completion of the specified preclinical work and delivery of a final report of the results by the Company to UTC, UTC may, in its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option is exercised by UTC, we could receive up to US$18 million in milestone payments, consisting of an upfront payment, two development milestone payments and two territorial regulatory approval milestone payments, as well as single digit royalties paid upon future sales of celgosivir. We anticipate that UTC's option will run into the third quarter of calendar 2009.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide, is being developed for the treatment of serious gram positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. The focus of our activities in this program is on strategic options for developing MX-2401.

OTHER MATTERS

In March 2009 we raised gross proceeds of approximately $2.3 million by way of a rights offering financing. Under the rights offering, we issued approximately 47 million units, with each unit consisting of one common share and a warrant to purchase one common share at $0.10 per common share at any time over the 12 month period following issuance of such warrants.

MIGENIX Inc. – NEWS RELEASE – March 17, 2009                                                           Page 2 of 4

FINANCIAL RESULTS

For the three months ended January  31, 2009 (“Q3/09”), MIGENIX incurred a loss of $1.3 million (Q3/08: $3.4 million) or $0.02 (Q3/08: $0.04) per common share and for the nine months ended January 31, 2009 (“YTD Fiscal 2009”), the loss is $7.3 million (YTD Fiscal 2008: $9.5 million) or $0.08 (YTD Fiscal 2008: $0.10) per common share.

Expenses in Q3/09 have decreased significantly compared to prior quarters due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s unpartnered programs with minimal research and development activities being conducted that are not funded by partners. The Company is working towards achieving an annual burn rate of approximately $2 million a year.

Research and development expenses decreased approximately $2.0 million in YTD Fiscal 2009 compared to YTD Fiscal 2008 principally due to the completion of clinical trials in the celgosivir program, reduced personnel and lower patent expenses.

General and corporate expenses decreased approximately $0.2 million in YTD Fiscal 2009 compared to YTD Fiscal 2008.

Other expenses (net of other income) increased approximately $0.6 million in YTD Fiscal 2009 compared to YTD Fiscal 2008 principally due to an approximate $0.3 million decrease in interest income and an approximate $0.2 million increase in accretion expense in respect of the Company’s convertible royalty participation units.

As of January 31, 2009, the Company had cash, cash equivalents and short-term investments of approximately $1.0 million (April 30, 2008: $5.6 million) and the Company’s net working capital (deficiency) was approximately ($0.2) million (April 30, 2008: $5.0 million). The approximate $5.2 million decrease in net working capital from April 30, 2008 is primarily attributable to the $5.0 million in expenses for the nine months ended January 31, 2009 that did not require the use of cash (non-cash expenses include: amortization, stock-based compensation, deferred share unit compensation and the accretion of the convertible royalty participation units).

MIGENIX believes that its funds on hand at January 31, 2009 including the approximate $2.3 million in gross proceeds from the rights offering completed in March 2009, combined with ongoing cost reduction measures, are sufficient to provide for operations into approximately the first quarter of calendar 2010 before funds received, if any, from existing or new license agreements, or the exercise of warrants and options.

OUTSTANDING SHARES

There are currently 141,695,709 (January 31, 2009: 94,463,806) common shares outstanding; 29,465 convertible royalty participation units (January 31, 2009: 29,465); and 5,250,000 (January 31, 2009: 5,250,000) preferred shares outstanding. The 47,231,903 increase in common shares outstanding subsequent to January 31, 2009 is in respect of the rights offering financing completed in March 2009.

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Corporation can be found at www.migenix.com.

Selected Financial Highlights are on the next two pages.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

MIGENIX Inc. – NEWS RELEASE – March 17, 2009                                                           Page 3 of 4

SELECTED FINANCIAL HIGHLIGHTS

BALANCE SHEETS Unaudited – In Thousands of Canadian dollars	January 31, 2009	April 30, 2008
Assets
Cash and cash equivalents	$969	$2,621
Short-term investments	-	2,997
Other current assets	394	1,327
Total current assets	$1,363	$6,945
Long-term investments	1	1
Property & equipment	750	977
Intangible assets	456	544
Deferred financing costs	269	-
Total assets	$2,839	$8,467

Liabilities and Shareholders’ (Deficiency) Equity
Accounts payable and accrued liabilities	$1,579	$1,901
Total current liabilities	$1,579	$1,901
Convertible royalty participation units	7,774	6,247
Preferred shares	-	-
Total liabilities	$9,353	$8,148

Shareholders’ (deficiency) equity
Common shares	$125,156	$125,156
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,533	8,091
Deficit	(144,757)	(137,482)
Total shareholders’ (deficiency) equity	$(6,514)	$319
Total liabilities and shareholders’ (deficiency) equity	$2,839	$8,467

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2009	2008	2009	2008
RRevenue
Research and development collaboration	38	-	66	6
	$ 38	$ -	$66	$6
Expenses
Research and development	424	1,558	2,970	5,015
General and corporate	319	902	2,537	2,732
Amortization	105	173	325	427
Write-down of intangible assets	-	474	-	474
	$848	$3,107	$5,832	$8,648

Loss before other income (expense)	$(810)	$(3,107)	$(5,766)	$(8,642)
Accretion of convertible royalty participation units and amortization of transaction costs	(530)	(485)	(1,528)	(1,331)
Interest income	20	106	75	376
Foreign exchange gain (loss)	11	62	(56)	76
Loss and comprehensive loss for the period	$(1,309)	$(3,424)	$(7,275)	$(9,521)
Deficit, beginning of period	(143,448)	(130,814)	(137,482)	(124,717)
Deficit, end of period	$(144,757)	$(134,238)	$(144,757)	$(134,238)

Basic and diluted loss per common share	$(0.02)	$(0.04)	$(0.08)	$(0.10)
Weighted avg. number of common shares outstanding (000’s)	94,464	94,464	94,464	94,464

MIGENIX Inc. – NEWS RELEASE – March 17, 2009                                                           Page 4 of 4

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended January 31		Nine months ended January 31
	2009	2008	2009	2008
Loss for the period	$(1,309)	$(3,424)	$(7,275)	$(9,521)
Items not affecting cash:
Amortization	105	173	325	427
Write-down intangible assets	-	474	-	474
Stock-based compensation	50	51	380	236
Deferred share units compensation	-	-	62	-
Accretion of convertible royalty participation units and amortization of transaction costs	530	485	1,528	1,331
Changes in non-cash working capital items relating to operating activities	2	(207)	637	54
Cash used in operating activities	$(622)	$(2,448)	$(4,343)	$(6,999)

Rights offering costs	(269)	-	(269)	-
Proceeds on exercise of warrants	-	-	-	36
Cash provided by (used in) financing activities	(269)	-	$(269)	$36

Funds from (purchases of) short-term investments	-	(1,427)	2,975	6,201
Proceeds on disposal of equipment	-	-	-	12
Purchases of property and equipment	-	(147)	(15)	(331)
Cash provided by (used in) investing activities	$-	$(1,574)	$2,960	$5,882

Decrease in cash and cash equivalents	$(891)	$(4,022)	$(1,652)	$(1,081)
Cash and cash equivalents, beginning of period	1,860	5,886	2,621	2,945
Cash and cash equivalents, end of period	$969	$1,864	$969	$1,864

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: reviewing and assessing the next steps in the OmigardTM program; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development; completing the agreed celgosivir preclinical work and delivery of a final report of the results to United Therapeutics; an agreement containing milestone payments up to US$18 million and single digit royalties upon future celgosivir sales if United Therapeutics exercises its option to license the rights for celgosivir; United Therapeutic’s option to exercise running into the third quarter of calendar 2009; working towards achieving an annual burn rate of approximately $2 million; and the Company’s financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to assess the next steps in the OmigardTM program; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III and submit a NDA; our ability to successfully complete the agreed upon celgosivir preclinical work and deliver the final report of results to United Therapeutics within the planned timeframe; our ability to retain the personnel required to complete the celgosivir preclinical work or train/contract replacement personnel if required; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; dependence on key personnel; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.